Exhibit 99.1

REFINITIV STREETEVENTS EDITED TRANSCRIPT URI.N - United Rentals Inc Acquire General Finance Corp M&A Call EVENT DATE/TIME: APRIL 16, 2021 / 12:30PM GMT OVERVIEW: Co. signed a definitive agreement to acquire General Finance Corporation for $19 per share which reflects total enterprise value of approx. $996m.

APRIL 16, 2021 / 12:30PM, URI.N - United Rentals Inc Acquire General Finance Corp M&A Call

CORPORATE PARTICIPANTS

Jessica T. Graziano *United Rentals, Inc. - Executive VP & CFO*

Matthew J. Flannery *United Rentals, Inc. - President, CEO & Director*

CONFERENCE CALL PARTICIPANTS

David Michael Raso *Evercore ISI Institutional Equities, Research Division - Senior MD & Head of Industrial Research Team*

Jerry David Revich *Goldman Sachs Group, Inc., Research Division - VP*

Joseph Michael Grabowski *Robert W. Baird & Co. Incorporated, Research Division - Senior Research Associate*

Kenneth H. Newman *KeyBanc Capital Markets Inc., Research Division - Associate*

Robert Cameron Wertheimer *Melius Research LLC - Founding Partner, Director of Research & Research Analyst*

Ross Paul Gilardi *BofA Securities, Research Division - Director*

Scott Andrew Schneeberger *Oppenheimer & Co. Inc., Research Division - MD & Senior Analyst*

Steven Fisher *UBS Investment Bank, Research Division - Executive Director and Senior Analyst*

Timothy W. Thein *Citigroup Inc., Research Division - Director & U.S. Machinery Analyst*

PRESENTATION

Operator

Hello, and welcome to the General Finance Corporation Acquisition Call. Please be advised that this call is being recorded.

Before we begin, note that the tender offer has not yet commenced and none of the comments made on today's call is an offer to purchase or a solicitation of an offer to sell securities or a recommendation to buy, sell or hold securities.

Once the tender offer is commenced, United Rentals and General Finance will make certain filings with the SEC. The filings will contain important information that should be read and considered carefully before any decision is made with respect to the tender offer. The filings will be available at no charge on the SEC's website and on the websites of United Rentals and General Finance.

In addition, note that comments made on today's call and responses to your questions contain forward-looking statements. The transaction being discussed today is subject to a variety of risks and uncertainties, which should be considered carefully. A summary of these uncertainties is included in the safe harbor statement contained in the investor's presentation and press release related to the transaction.

Please note that United Rentals has no obligation and makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events or changes in expectations.

You should also note that today's call may include references to non-GAAP terms such as adjusted EBITDA. Please refer to the back of the investor presentation to see the reconciliation from General Finance's adjusted EBITDA to net income.

Speaking today for United Rentals is Matt Flannery, President and Chief Executive Officer; and Jessica Graziano, Chief Financial Officer.

I will now turn the call over to Mr. Flannery. Mr. Flannery, you may begin.

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APRIL 16, 2021 / 12:30PM, URI.N - United Rentals Inc Acquire General Finance Corp M&A Call

Matthew J. Flannery - *United Rentals, Inc. - President, CEO & Director*

Thank you, operator, and good morning, everyone. I'm joined by Jessica Graziano today to share some very exciting news. As you saw yesterday evening, we've signed a definitive agreement to acquire General Finance Corporation, a leading provider of portable storage and mobile office solutions for $19 per share, which reflects a total enterprise value of approximately $996 million.

Hopefully, you've all had a chance to review both the press release and investor presentation we put out last night, which laid out the compelling strategic and financial rationale for the deal.

I'll start with transaction highlights, strategy and operations. And after that, Jess will run through the key financials, and then we'll take questions. Before we get to that, I want to also quickly mention the Franklin Equipment deal that we announced on Wednesday. This is a 20-branch general rental company located in the Midwest and the Southeast. And while our focus today will be on General Finance, I wanted to make sure that this announcement is on your radar screen and highlights a great fit Franklin provides with our general rentals operations. And I also wanted to make sure to welcome their team to the United Rentals family.

As for the topic of the day, as I mentioned, we are very excited about our acquisition of General Finance. You often hear us talk about the 3-legged stool we use to assess acquisitions; strategic logic, financial merit and cultural fit. And this combination has really checked all 3 boxes exceptionally well.

In North America, their Pac-Van segment is a leading player in the $5 billion portable storage and mobile office market. This is an area you've long heard us express interest in. And with General Finance, we think we found the ideal partner in a transaction that will benefit our customers and our employees.

Strategically, United Rentals will be able to deliver a new set of products to solve more problems for our customers across the U.S. and Canada with attractive returns for our investors. And in extending our one-stop-shop strategy, we not only add more value to our customers, but we help URI stand out from the rest of the industry. And what gets me most excited about this combination is the growth opportunity of this new platform gives us. This is a great example of 1 plus 1 equaling more than 2 as we leverage the combined benefits of cross-selling and footprint expansion.

Outside of North America, through its Royal Wolf business, General Finance is also a leader in the portable storage and mobile office market in Australia and New Zealand. We view this as a great opportunity to learn more about a geography with solid growth prospects. Together, these businesses will establish a new product offering in our specialty business, opening the door for a wider marketplace for us.

Taking a step back, this combination will provide additional scale to our specialty operations. As some of you may remember, in late 2019, we introduced a 5-year revenue goal of $3 billion for our Specialty group. While on a pro forma basis, we would have reported calendar 2020 specialty revenue of over $2.4 billion, putting us well on our way to achieving this target ahead of schedule. And culturally, we couldn't ask for a benefit.

We're gaining a great team with a culture very similar to our own. We both have strong safety records and a customer-first philosophy. We know from experience how important culture is in making an integration successful. When evaluating a deal, we always asked ourselves what are the key levers for value creation and what makes us a better owner of the given business. Well, in the case of General Finance, the answer is our scale, growth and market position. All while enhancing customer service through access to our technology and operational infrastructure. In North America, they serve many of the same markets that we do, and their expertise is complementary to what we offer. Their offering will click right into place with our existing business.

In short, we're augmenting our market position in a core competency and in a way that would be very difficult to achieve organically. Once the deal closes, we'll provide future updates. But for now, I can tell you that we like everything we see about this combination, particularly the team at General Finance. They're top-notch professionals and excellent at what they do, and we're excited to welcome them to United Rentals.

And with that, I'll turn the call over to Jess for an overview of the transaction, and then we'll move on to Q&A. Jess, over to you.

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APRIL 16, 2021 / 12:30PM, URI.N - United Rentals Inc Acquire General Finance Corp M&A Call

Jessica T. Graziano - *United Rentals, Inc. - Executive VP & CFO*

Thanks, Matt, and good morning, everyone. As Matt mentioned, this is an exciting deal for us on many levels. Here are some of the financial highlights. We're paying $19 per share for General Finance. This represents a total enterprise value of $996 million, including approximately $400 million of net debt.

On a trailing 12-month basis through December 31, 2020, General Finance generated $346 million of total revenue and $94 million of EBITDA, which translates into an EBITDA margin of just over 27%. This deal is about growth, and the platform General Finance provides to add an additional set of products and services to the United portfolio.

We're excited about that growth and the revenue opportunity we see primarily through enhanced cross-selling and footprint expansion in North America. We're estimating that to be at a run rate of about $65 million exiting year 3. Something else that excites us about this deal is the opportunity to improve existing margins.

On a pro forma basis, that margin would rise by about 500 basis points to just over 32%. When we include the impact of $17 million of cost synergies, we expect to realize within the first 24 months of closing. As outlined in our investor presentation, the majority or about 60% of those synergies should be realized from SG&A savings with the balance roughly split between corporate expenses and cost of rentals.

Together, the $17 million translates to about 10% of combined cost of rental and SG&A. To be clear, we view this as a starting point. As we integrate their operations, leveraging our processes and technologies and scale the business, it would be reasonable to assume that margins will expand.

Over time, we're aiming for a margin profile that looks more like the profitability levels seen at General Finance's public peers. On a nominal basis, the purchase multiple is about 10.6x LTM EBITDA. However, when you include the cost synergies and tax benefits, which we estimate to have a present value of $19 million, the adjusted multiple is about 8.8x LTM EBITDA, that compares to our current valuation of about 8.2x on 2021 consensus expectations.

Looking at the deal from a return perspective, we think it's an attractive allocation of almost $1 billion. We calculate our internal rate of return on this transaction at something in the mid-teens, which is well above both our cost of capital and our hurdle rate. And on a run rate basis, return on invested capital from the deal will be above our cost of capital within 18 months of closing.

Lastly, as we mentioned in our press release, we expect the transaction will be accretive to EPS and our adjusted free cash flow this year. The funding for General Finance will come straight from our ABL facility where capacity was about $3.2 billion at the end of March.

Together with the purchase of Franklin Equipment, the impact on our leverage ratio from these deals is not significant at 0.2 of a turn on a pro forma basis. Logistically, both Boards have unanimously approved the transaction. The deal will be subject to Hart-Scott-Rodino in the U.S. and other regulatory clearances, including in Australia and New Zealand as well as other customary closing conditions.

Our tender offer for General Finance's shares is expected to begin in 7 business days, and we're targeting closing the transaction by the end of June 2021.

I'll stop there so we can take your questions on the deal. But just a quick note, we won't be covering Q1 earnings on this call, but look forward to talking to you about that on Thursday, the 29th. So I'll ask the operator to open the call for questions. Operator?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question or comment comes from the line of David Raso from Evercore ISI.

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APRIL 16, 2021 / 12:30PM, URI.N - United Rentals Inc Acquire General Finance Corp M&A Call

David Michael Raso - *Evercore ISI Institutional Equities, Research Division - Senior MD & Head of Industrial Research Team*

You note the net leverage at the end of the year, even post this deal, will be 2.1x, given the midpoint of your leverage range is 2.5x. Can we expect you to stay active in the M&A market this year and in the very beginning of next year? And also, how are you viewing acquisitions in the general rental arena nowadays? Where you particularly -- with some further details on the infrastructure bill, how are those details may be impacting how you're analyzing potential deals?

Matthew J. Flannery - *United Rentals, Inc. - President, CEO & Director*

David, this is Matt. I think that consistent with this deal, you'll see us always have that lean to specialty, especially when we have the opportunity as in with General Finance to add a new product offering to the marketplace. So we'll continue to and have, as I said before, quite frankly, all the way through 2020. We just didn't prioritize it as we were working through the COVID response. But I would say, we will continue to be diligent, but certainly disciplined about M&A. And we do think at this time as the end markets continue to rebound and recover, it's a good opportunity to use our balance sheet in an offensive opportunity versus defensive. So we're excited about the opportunities, but we're going to remain disciplined.

David Michael Raso - *Evercore ISI Institutional Equities, Research Division - Senior MD & Head of Industrial Research Team*

And lastly, the Australia and New Zealand operations. Are those core to URI. And also, when you think about BakerCorp brought you 11 branches in Europe, this obviously brings you a presence in Australia and New Zealand, that if it is core, should we think of international for now staying specialty? Or can you see bringing general rental to those geographies?

Matthew J. Flannery - *United Rentals, Inc. - President, CEO & Director*

It's a great question and one that we continue to talk about. And I think when we saw the -- our international strategy, Northern Europe was the #1 marketplace for us and Australia and New Zealand is #2 as far as attractiveness and what we thought were our abilities to move forward. This deal gives us an opportunity to learn more about that and move away from the theoretical to the practical. And the good news is we're getting it with a market leader in their space with a great brand and a very strong management team that's all signed on board. So I'd say stay tuned as we learn more. But it is exciting to enter a new market with a strong team so that we could see what the potential is, and we're excited about that opportunity.

Operator

Our next question or comment comes from the line of Mig Dobre from RW Baird.

Joseph Michael Grabowski - *Robert W. Baird & Co. Incorporated, Research Division - Senior Research Associate*

It's Joe Grabowski on for Mig this morning. So in the presentation, you talked about long-lived assets with strong unit economics, which offsets the lower margins. Can you maybe talk a little bit about the unit economics? What they are and maybe why the margins are lower than your existing specialty rental business?

Matthew J. Flannery - *United Rentals, Inc. - President, CEO & Director*

Sure. Jess, do you want to take that?

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APRIL 16, 2021 / 12:30PM, URI.N - United Rentals Inc Acquire General Finance Corp M&A Call

Jessica T. Graziano - *United Rentals, Inc. - Executive VP & CFO*

Sure. Sure. Yes, I mean, when we think about the opportunity and the unit economics that come off of what's essentially kind of 25- to 30-year assets, right? The return profile is extremely attractive as those -- you think about portable storage as really sort of 30 offices is more of a 25-year. The opportunity, if you think about the payback period being relatively short and then the opportunity to drive a very high IRR on a unit basis is what's very attractive and what supports the returns that make this deal very attractive for us.

Joseph Michael Grabowski - *Robert W. Baird & Co. Incorporated, Research Division - Senior Research Associate*

Great. Okay. And then my follow-up question would be on the revenue synergies. Maybe talk about how you calculated the revenue synergies? And what are the cross-sell opportunities with your existing customers?

Matthew J. Flannery - *United Rentals, Inc. - President, CEO & Director*

Sure. I would say, first and foremost, the combination of us being able to expand their reach through our footprint is a great opportunity, but also through our customer base and vice versa, although we do think that many of Pac-Vans in North America, specifically, customers we're familiar with. There are some that we're not. We haven't been able to get into that level of detail as the deal still has to go through regulatory approval.

But we think there's going to be an opportunity to cross-sell both ways, albeit more portable storage to the United base. That footprint expansion isn't wanted to be underestimated as well. How it plays out in that $65 million. We've done some modeling, and we'll learn more as we work with the management team from Pac-Van here in North America about that, and we'll update you guys as we go forward. But we feel comfortable this is a growth play acquisition, and there's a lot of opportunity to focus on this as a stand-alone product offering.

Operator

Our next question or comment comes from the line of Jerry Revich from Goldman Sachs.

Jerry David Revich - *Goldman Sachs Group, Inc., Research Division - VP*

Just, I'm wondering if you could just expand on your comments on the margin gap that you noted versus the comps of about 10 points? What would you attribute that to as the business stands now on a stand-alone basis? How much is that regional footprint versus maybe scale? Can you just flesh that out a little bit just to help us get a sense for how you thought about closing that gap?

Jessica T. Graziano - *United Rentals, Inc. - Executive VP & CFO*

Jerry, sure. One of the biggest drivers we believe will be scale, right? And being able to better leverage cost through that scale. Mix, for sure, will be a part of it, and then the opportunities through this footprint expansion that Matt has already talked about. When you sort of put that together, we're going to be targeting margins that look more like the peers and that are really taking advantage of not just the scale of the business itself, but also the opportunity to leverage the processes and the technology that we use here at United, right, as we integrate and allow for those processes and technologies to get utilized throughout the general finance organization as well.

Jerry David Revich - *Goldman Sachs Group, Inc., Research Division - VP*

Okay. And then in terms of the opportunity set from here. Is this an industry where you expect to have really active greenfields beyond the revenue synergy numbers that you mentioned? Or is this going to be an area where we're going to be looking at additional bolt-on M&As because we don't want to add capacity? Can you just talk about that opportunity set?

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Matthew J. Flannery - United Rentals, Inc. - President, CEO & Director Sure, Jerry. That's something that we'll finally decide as we work with the leadership team. They're all coming on board. They've got a very experienced team. Jody Miller, who is their CEO, is a 30-year-plus industry veteran, and he's got a strong leadership team underneath him. So we'll work together on that. But I have to imagine that the opportunity to grow with our capital structure and our opportunity to source it as well as with our broad reach through our footprint is going to create some greenfield opportunities. Operator Our next question or comment comes from the line of Ross Gilardi from Bank of America. Ross Paul Gilardi - BofA Securities, Research Division - Director I guess I just want to understand a little bit more. I mean just the storage and mobile office market, I mean our --how should we look at this? Like are you guys putting a toe in the water here? Or do you want to be a real player on a nationwide basis? I mean it seems like it's going to be hard to serve the national market with this asset alone, unless you're planning on buying a lot of extra fleet on the side. Or should we be expecting additional acquisitions in this space? Or are you going to fill in the footprint organically kind of related to what Jerry was just asking about? Matthew J. Flannery - United Rentals, Inc. - President, CEO & Director Sure, Ross. It's certainly more than a toe in the water. It is a big investment. We don't take it lightly. But we're doing it because we see a great opportunity. All of our customers, all the job sites and the work sites, plants that we work in have needs for these assets. And we continue to focus on our goal of being a one-stop-shop for these customers. We think that's a great way for us to create value and to separate ourselves from others in the industry. So I actually disagree that we can't service this on a national footprint. We may need to use some of our existing facilities in the near term to take care of a couple of key accounts where maybe we don't have a presence through the Pac-Van team, but we absolutely think this is a broader play that we can support throughout our entire network and throughout the U.S. and Canada. Ross Paul Gilardi - BofA Securities, Research Division - Director Okay. Great. And then just a tricky question to ask, but just like how determined are you to be in this market, if you encounter some competition for this asset? I mean, a big player in this market has been very successful rolling up the space. And they said publicly, they're ready for more M&A. Matthew J. Flannery - United Rentals, Inc. - President, CEO & Director We're obviously not a stranger to competition. And we think that this industry overall is acting very responsibly. One of the reasons --to the question Jerry asked earlier about adding capacity, we thought it was important that we bought 1 of the significant players in this space to grow into it and to fill out our offering. We've been dabbling in this. We've got over 3,000 units already in United Rentals kind of as a proof of concept. So we're --we've been working in this space and that gave us the confidence to go in all the way in here with the General Finance acquisition. But I think the industry is going to grow, and we're going to grow with that industry, and we think buying this platform will accelerate that growth. Operator Our next question or comment comes from the line of Robert Wertheimer from Melius Research.

Robert Cameron Wertheimer - Melius Research LLC - Founding Partner, Director of Research & Research Analyst The question is just can you compare and contrast this business with some of the competitors you're alluding to? Is there anything sort of structural that's materially different? And then on revenue synergies, that's obviously one form of growth. Do you also expect to add assets over time? I mean, obviously, it's an industry that seems to have a lot of growth potential. And finally, why hasn't growth been higher in this arena for General Finance? Matthew J. Flannery - United Rentals, Inc. - President, CEO & Director Well, I'll answer your last question first, Rob. You heard me mention in my opening comments, what makes us a better owner of a business is a big factor in whether we make an investment. And we just think with our opportunity to fund the growth in this business is really one of the key reasons. It is a growth story. And the team --specifically, the teams that feel like they can get more growth are very excited about it. So that's point number one. As far as comparing ourselves to competitors, I don't really feel that's the right way to think about this. I think about it from what we control versus what others control. What we control is the opportunity for a more complete offering than we did yesterday. And we think that's a real important factor of this. And whether that grows to other products or not is a continued focus for ours. Think about --and you all have heard us talk about this at conferences and our calls before. So it should be no surprise. We look at what's on the job site that we don't support our customers with today and often what future opportunities we have to add those offerings to our portfolio to meet that one-stop-shop role. So I would just think about it that way. And I think you can hear the excitement in my voice that we feel this is a step towards that end state of fully one-stop-shop. Operator Our next question or comment comes from the line of Steven Fisher from UBS. Steven Fisher - UBS Investment Bank, Research Division - Executive Director and Senior Analyst So you --I was going to ask you about how you weigh the buy versus build, but you already sort of addressed that. So I guess maybe adding on to that, why now, in particular, was there something that you got comfortable within the pilot programs that you've done? Is it the point in the cycle? Is it just relative to the opportunity to buy back stock favors M&A more this time? Why now for this particular deal? Matthew J. Flannery - United Rentals, Inc. - President, CEO & Director I would say all except for the last, right? This isn't about what are --where we're trading at or anything like that. I think the confidence in the product has been we've been looking at this for a while. We just couldn't meet all the criteria of our 3-legged stool, that's number one. Number two, we do feel the timing is right from --as demand continues to increase and improve overall in the marketplace. We continue to feel good about the healing of --in the post-COVID environment. And number three, a little bit of our experience in the products versus maybe when we looked at companies over the past years, gives us more confidence of what exactly we're going to do with it. So I would say a little --there's quite a few factors that gave us the confidence and our ability to execute an M&A. We think we've proven to be a good owner of businesses and think about the National Pump deal we did a few years ago of adding that product and then growing it throughout our network into a total fluid solutions. We're excited about doing the same here.

APRIL 16, 2021 / 12:30PM, URI.N - United Rentals Inc Acquire General Finance Corp M&A Call

Steven Fisher - *UBS Investment Bank, Research Division - Executive Director and Senior Analyst*

Great. And then you said you have a leaning towards specialty deals. How should we think about the multiples that are in the marketplace there? And how the multiple here might compare to other specialty deals you might be considering down the line?

Matthew J. Flannery - *United Rentals, Inc. - President, CEO & Director*

I think each product category comes with its own asset attribute, which really -- and margin profile, which really ends up being the driver of the overall return. And that will drive the multiples of what we pay for it. If a multiple doesn't make sense for us. And in the past, in this space, it hadn't. We're going to be disciplined, as I had said earlier. So I wouldn't generalize specialty overall as higher multiple throughout. But we do understand, and we're very thoughtful about, what the buying in multiple is on this. We feel 5 years from now -- this is an asset that what we paid for looked more like what we're trading at or even better as a multiple perspective. And that's why the growth part of the story is so important to us. I'll leave it at that.

Steven Fisher - *UBS Investment Bank, Research Division - Executive Director and Senior Analyst*

Yes, Jess, go ahead.

Jessica T. Graziano - *United Rentals, Inc. - Executive VP & CFO*

Oh, yes. No, sorry. I was just going to add 1 thing about that discipline. Just because it's a specialty deal won't necessarily mean that we're doing anything different in terms of assessing the deal with the type of criteria that we use to feel comfortable to ultimately do a deal, right? So not only what does that future look like, what is the opportunity, but also how do the financials stack up given the base analysis that we would typically do across the board. And I just -- the takeaway is that we -- that hasn't changed for us, right? Just to Matt's discipline point, it's still us looking at it with the same kind of financial lens as we always have.

Operator

Our next question or comment comes from the line of Ken Newman from KeyBanc Capital Markets.

Kenneth H. Newman - *KeyBanc Capital Markets Inc., Research Division - Associate*

Just wanted to give a little bit more color on the fleet for GFN. Can you just talk a little bit about how much CapEx is needed to replace the existing fleet if there is anything that needs to be sold or acquisition-wise? And then whether or not the OEs for that fleet are facing issues with supply chain or raw material headwinds?

Matthew J. Flannery - *United Rentals, Inc. - President, CEO & Director*

Sure, Ken. So this is a public company. So you look in the past of what they had spent. But if you look, they're in about a $50 million to $60 million a year over the past few years of what they've spent on CapEx. Their fleet is in really good shape. These are long-life assets, as Jess mentioned earlier. So there's not a ton of maintenance CapEx that's required at this point. The General Finance teams kept this fleet in good shape.

So at this point, I would say we feel very comfortable with the ability to meet our growth goals, both with the existing assets and with future CapEx needs. As far as -- probably alluding to a little bit of a current supply chain issue, the cost of steel, we've calculated all that into our model and understanding that what we'll have to do to grow this business, and we're very comfortable with that.

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APRIL 16, 2021 / 12:30PM, URI.N - United Rentals Inc Acquire General Finance Corp M&A Call

Kenneth H. Newman - *KeyBanc Capital Markets Inc., Research Division - Associate*

Okay. And then just my follow-up here. I know that General Finance has a frac tank business, and that's been under pressure for the last couple of years. Can you just provide a little bit of color on the longer-term view for that business?

Matthew J. Flannery - *United Rentals, Inc. - President, CEO & Director*

So that business will fit in nicely with our Fluid Solutions business. It's very concentrated in West Texas. They've got a good team of people that we've already, obviously, talked to their leader, and we'll get deeper into the organization once the deal closes. But it's a small part of the overall portfolio. But nonetheless, one that we think will fit very well into our organization.

Operator

Our next question or comment comes from the line of Tim Thein from Citigroup.

Timothy W. Thein - *Citigroup Inc., Research Division - Director & U.S. Machinery Analyst*

Matt, I was just hoping to come back to a comment you made earlier in terms of being able to leverage the United infrastructure. In specific, I think they had talked -- General Finance had talked about something like 30, I think 20 or 30 additional locations that they were thinking or that they were looking to potentially open in the U.S. And I just think from a footprint and real estate standpoint, I would assume that there's a lot of overlap with United. So how do you think about the leveraging that the United branch network here? And in terms of -- I don't know if this is a totally separate one, I would think you probably constrained from a real estate perspective at your branches already, but maybe I'm wrong on that. But how do you think about the opportunity to -- at a just generic United branch? Is this something that you can layer in General Finance assets on top of? Or is this -- would that be a separate play on that regard?

Matthew J. Flannery - *United Rentals, Inc. - President, CEO & Director*

Yes. I would think about it, Tim, from the perspective of -- as we're going to run this as a Specialty business, which means it has stand-alone stores, its management team. We think that focus has created great success for us in growing Specialty. But within that, just as we do in other specialty products, we can think about every one of our general rental locations and even more so in the markets where they're not as an opportunity to share real estate or even act as a satellite branch on the fringes, where the GFN team, or specifically, I'll talk about the Pac-Van team in the U.S.

The Pac-Van team won't have to ship stuff this far. They can utilize our yards and our space to help augment their logistics and their service time to the customer. So we think that's an obvious opportunity for us to leverage. And I've already been talking to their team about what's the best ways to do that. So think about it as almost a little bit of a hub-and-spoke opportunity in some of these markets.

And for the ones they're not operating in, we absolutely feel that our existing footprint there, and we're in every one of the markets that they had targeted is a great way to warm start at a minimum until we get the scale to where we'll create separate infrastructure. So we think this is one of the big pluses of this deal, and this specific asset is to leverage our platform for what the growth goals they already had as an organization.

Timothy W. Thein - *Citigroup Inc., Research Division - Director & U.S. Machinery Analyst*

Got it. Okay. And I think you may have touched on this earlier. But just from an M&A perspective, I mean, they were -- have been fairly active. But as you mentioned earlier, it's $5 billion-plus kind of market. There seems like plenty of growth potential. So just -- it wasn't clear to me how you are viewing this in terms of -- obviously once it closes, the -- is this kind of a platform for more kind of tuck-in deals what this company has been pursuing? Or do you think potentially you may look to accelerate the pace?

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APRIL 16, 2021 / 12:30PM, URI.N - United Rentals Inc Acquire General Finance Corp M&A Call

Matthew J. Flannery - *United Rentals, Inc. - President, CEO & Director*

We haven't fully decided yet which way we're going to go. I think we'll do -- so you have to think about the buy versus build scenario in each of these new markets is just a change for them. So we're going to count on the experts, people that have been in this space for 15 to 25 years depending on who you're talking about. But we do think the dynamics of that may change, but we're not -- don't take any of this as afraid, that we're not afraid to do tuck-ins. We have a very robust general rental business, yet you just saw us tuck in a really nice asset with Franklin team. So think about it in the same way.

Operator

Our next question or comment comes from the line of Scott Schneeberger from Oppenheimer.

Scott Andrew Schneeberger - *Oppenheimer & Co. Inc., Research Division - MD & Senior Analyst*

Congratulations. General Finance is a really good company, and Jody's team is excellent. So yes, a couple of questions. The -- you have been -- I presume Matt, you highlighted that you have about 3,000 units already of comparable assets. But I imagine you'll do a bit of re-renting. Does this set you up better? And will this help economics by alleviating some of that dynamic?

Matthew J. Flannery - *United Rentals, Inc. - President, CEO & Director*

Certainly, there'll be some of that, but frankly, not a driver for the deal. Just think about if we have customers that have an asset, especially in the storage space, all loaded down already there. We're not -- most important thing, we don't disrupt our customers. But secondly, that is a factor in this. I wouldn't call it a driving factor, but our customers -- the fact that our customers utilize these assets is the driving factor and some of those happen to be re-rented right now, but that will take some time on one.

Scott Andrew Schneeberger - *Oppenheimer & Co. Inc., Research Division - MD & Senior Analyst*

And then really particularly over in Australia and New Zealand, and it's more of a mix of sales and -- versus rent than the overall portfolio of United Rentals. Just curious if you see opportunities thereof mixing General Finance more toward a rental model more rapidly with your ability to harvest assets?

Matthew J. Flannery - *United Rentals, Inc. - President, CEO & Director*

Yes. I would think that the -- just the growth prospects alone will change that, let's call it, 70-30 for lack of a better word, mix right now to be a little bit greater. But time will tell. We're probably the leader in retail sales of existing fleet. As we say, we're the largest manufacturer of used equipment in the world. We will continue to make sure that used sales is a way to refresh it. And I think both the Royal Wolf and the whole entire GFN team does a good job of that. And we'll see how that dynamics change as we have probably accelerated growth to what they've had over the past few years.

Operator

We have time for 1 last question. Our next -- last question comes from the line of -- I think we will end the question-and-answer session. I'd like to turn the conference back over to Mr. Flannery for any closing remarks.

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Matthew J. Flannery - United Rentals, Inc. - President, CEO & Director Thank you, operator, and thanks to everyone for joining the call today. Just to remind everyone, we are in a quiet period. So Ted won't be taking any inbound calls, that's why we wanted to have this call and be as helpful as we can. So between now and the earnings, Ted won't be taking the calls, but we look very forward to speaking to you all at the end of this month. And until then, everyone, stay safe. Take care. Operator Ladies and gentlemen, thank you for participating in today's conference. This concludes the program. You may now disconnect. Everyone, have a wonderful day. DISCLAIMER Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2021, Refinitiv. All Rights Reserved.